CHERRY BOMBE

Cherry Bombe, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Year ended December 31, 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Cherry Bombe, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 and the related statement of operations, statement of changes in shareholder equity, and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
October 5, 2023

Vincenzo Mongio

Consolidated Statement of Financial Position

	As of December 31, 2022
ASSETS	
Current Assets	
Cash and Cash Equivalents	31,772
Accounts Receivable	108,484
Prepaid Expenses	2,033
Investments	1,032
Total Current Assets	143,321
Non-current Assets	
Computer Equipment and Vehicle, net of Accumulated Depreciation	19,433
Total Non-Current Assets	19,433
TOTAL ASSETS	162,754
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	103,751
Line of Credit	76,972
Current Portion of Long-Term Debt	5,078
Due to Shareholder	69,229
Wages Payable - Related Party	79,231
Deferred Revenue	45,000
Accrued Interest	11,607
Sales Tax Payable	2,474
Other Liabilities	579
Total Current Liabilities	393,921
Long-term Liabilities	
EIDL	149,169
Long-Term Debt	9,739
Total Long-Term Liabilities	158,908
TOTAL LIABILITIES	552,829
EQUITY	
Common Stock	5
Treasury Stock	(241,600)
Additional Paid in Capital	49,995
Accumulated Deficit	(198,475)
Total Equity	(390,075)
TOTAL LIABILITIES AND EQUITY	162,754

Consolidated Statement of Operations

	Year Ended December 31, 2022
Revenue	1,301,844
Cost of Revenue	639,174
Gross Profit	662,670
Operating Expenses	
Advertising and Marketing	6,609
General and Administrative	644,323
Research and Development	23,550
Depreciation	5,867
Total Operating Expenses	680,350
Operating Income (loss)	(17,680)
Other Income	
Interest Income	4,704
Other	3,724
Total Other Income	8,429
Other Expense	
Interest Expense	22,252
Other	24,966
Total Other Expense	47,218
Earnings Before Income Taxes	(56,470)
Provision for Income Tax Expense/(Benefit)	-
Net Income (loss)	(56,470)

Consolidated Statement of Cash Flows

	Year Ended December 31, 2022
OPERATING ACTIVITIES	
Net Income (Loss)	(56,470)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Depreciation	5,867
Accounts Payable and Accrued Expenses	(52,607)
Accrued Interest	2,701
Wages Payable - Related Party	76,346
Accounts Receivable	(10,581)
Prepaid Expenses	(169)
Sales Tax Payable	2,474
Deferred Revenue	45,000
Other	467
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	69,498
Net Cash provided by (used in) Operating Activities	13,028
FINANCING ACTIVITIES	
Stock Repurchase Liability	(50,000)
Line of Credit	51,972
Long-Term Debt	(2,555)
Due to Shareholder	5,514
Net Cash provided by (used in) Financing Activities	4,931
Cash at the beginning of period	13,813
Net Cash increase (decrease) for period	17,959
Cash at end of period	31,772

Consolidated Statement of Changes in Shareholder Equity

	Common Stock		Treasury Stock				
	# of Shares	$ Amount	# of Shares	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2022	-	5	-	(241,600)	49,995	(132,332)	(323,932)
Issuance of Common Stock	450,000	-	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-	-	-
Prior Period Adjustment	-	-	-	-	-	(9,673)	(9,673)
Net Income (Loss)	-	-	-	-	-	(56,470)	(56,470)
Ending Balance 12/31/2022	450,000	5	-	(241,600)	49,995	(198,475)	(390,075)

Cherry Bombe, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Cherry Bombe, Inc. ("the Company") was formed in Delaware on September 30th, 2022. The Company earns revenue through product sales of a magazine, ticket sales to events, membership and subscriptions, and sponsorship sales to major national advertisers through its event, print, social media, digital, podcast audience channels. The Company's headquarters is in Brooklyn, New York. The Company's audience is global, but the advertising companies are all located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

<u>Basis of Consolidation</u>

The financials of the Company include those of Cherry Bombe Inc., a New York Corporation formed on March 5th, 2013 ("the NY Corporation"). On October 3rd, 2022, the Company and the NY Corporation merged together whereby the Company became the surviving corporation, and the NY Corporation's separate existence ceased. The Company has assumed all of the NY Corporation's assets, rights, powers, debts, liabilities, and obligations. Because these two entities did not transact business together prior to this merger, there were no intercompany transactions to eliminate.

<u>Use of Estimates and Assumptions</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash and Cash Equivalents</u>

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

<u>Fair Value of Financial Instruments</u>

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue primarily from Partnership & Advertising, Events, and Memberships. Certain products such as magazines and cookbooks are included in certain events and memberships.

The Company's performance obligation for Partnerships & Advertising is the planning and execution of a campaign containing multiple components such as podcasts, magazines, events, newsletters, etc. which is usually delivered over the course of 12 months. The Company usually collects cash upfront and revenue is recognized over the course of each campaign as the various components are delivered in accordance with each engagement at which point the Company's performance obligations become satisfied.

The Company's performance obligation for Events is the organization and delivery of social gatherings and certain products related to said event. The Company usually collects cash upfront and revenue is recognized at the completion of an event and delivery of related products to attendees, such as magazines and cookbooks, at which point the Company's performance obligations become satisfied.

The Company's performance obligation for Memberships is the provision of access to the Company's newsletters, podcasts, social events, etc. and the delivery of related products such as magazines and cookbooks. At the initiation of one's membership, the Company either collects cash upfront or at the start of each month over the standard membership period of 12 months. Revenue is recognized over the course of each membership period at which point the Company's performance obligations become satisfied.

In 2022, the Company had deferred revenues of $45,000 for Partnership & Advertising engagements where cash was received with remaining performance obligations to be satisfied.

Revenue Type	**2022**
Partnerships & Advertising	1,007,581
Events	160,176
Memberships	47,000
Magazines & Cookbooks	98,843
Other	10,527
Refunds	(22,283)
Grand Total	**1,301,844**

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

A summary of the Company's property and equipment is below:

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Computer Equipment	5	11,273	(9,280)	-	1,993
Vehicle	5	24,063	(6,623)	-	17,440
Grand Total	**-**	**35,336**	**(15,903)**	**-**	**19,433**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Investments

In 2020, the Company invested a total of $11,000 in two restaurant businesses. One of these restaurants shut down during the COVID-19 pandemic resulting in a loss for the Company in the amount of $10,000. The other restaurant has repaid the Company its initial investment of $1,000 in 2023. The Company does not have any continuing interests nor remaining obligations in relation to these investments which had a total ending balance of $1,032 as of December 31, 2022.

Equity Based Compensation

The Company is in the process of creating an Equity Incentive Plan ("the Plan") for the purposes of attracting and retaining key personnel. A total of 50,000 shares of the Company's Common Stock will be allocated towards this Plan to be awarded as Stock Options.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions.

From time to time, certain operating expenses are paid by the Company’s majority shareholder. There is no formal agreement for repayment of these balances; however, they do accrue interest at a rate of 7.5% and are due upon demand. This payable had a total ending balance of $69,229 as of December 31, 2022.

Throughout 2022, both the Company’s founder and CEO deferred their salaries for the purposes of funding operating activities. These deferred salaries bear no interest rate, are due upon demand, and have accrued a total ending balance of $79,231 as of December 31, 2022.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

In May 2020, the Company entered into an Economic Injury and Disaster Loan (EIDL) for $150,000 that bears an interest rate of 3.75% and matures in May 2050. This loan is secured by all tangible and intangible personal property. The total ending balance of this loan was $149,169 as of December 31, 2022.

In February 2021, the Company entered into a loan agreement for $22,447 to finance the purchase of a vehicle. This loan bears an interest rate of 2.49%, matures in 5 years, and is secured by the vehicle. The total ending balance of this loan was $14,817 as of December 31, 2022.

In November 2021, the Company received a Line of Credit for $100,000 that shall accrue interest at a rate of 2.05% above the Prime Rate on any unpaid principal balance. The lender has the right to increase the interest rate to 3.00% above the Prime Rate in the event of default. The total ending balance of this line of credit was $76,972 as of December 31, 2022.

Debt Summary

				For the Year Ended December 2022			
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**
Long-Term Debt	14,817	2.49%	2026	5,078	9,739	14,817	-
Line of Credit	76,972	2.05% + Prime Rate	N/A	76,972	-	76,972	-
Due to Shareholder	69,229	7.50%	On Demand	69,229	-	69,229	-
EIDL	149,169	3.75%	2050	-	149,169	149,169	-
Total				**151,279**	**158,908**	**310,187**	**-**

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	146,201
2024	-
2025	-
2026	14,817
2027	-
Thereafter	149,169

NOTE 6 – EQUITY

The Company has authorized 1,000,000 shares of Common Stock with a par value of $0.00001 per share. A total of 450,000 shares were issued and outstanding as of December 31, 2022.

Voting: Common Shareholders are entitled to one vote per share.

Dividends: Common Shareholders are entitled to receive dividends when and if declared by the Board of Directors.

Stock Repurchase

In June 2019, the Company entered into a Stock Repurchase and Release Agreement with a shareholder who owned 50% of the Company. In connection with the agreement, the Company bought out this shareholder's entire ownership interest in exchange for $241,600. The shares were to be paid by $91,600 at closing with subsequent payments of at least $10,000 at the end of each quarter of the calendar year until fully paid no later than June 2022. The final payment of $50,000 was made in 2022 resulting in the Company's Treasury Stock having a total ending balance of $241,600 as of December 31, 2022.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 5, 2023, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative cashflows for the year presented and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with revenue-producing activities and funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS & UNCERTAINTIES

Customer Concentrations

As of December 31, 2022, three customers (HBO Max, Kerrygold, Nestle Pellegrino) accounted for 50% of total Partnerships & Advertising revenue. With the arrival of a new CEO in July 2022, the Company's focus has been diversifying its revenue streams and management has hired a new Head of Partnerships as of June 2023 to expand its customer base.

The Company operates in the media space and has been heavily reliant on advertising revenue. The industry overall has experienced a downturn in 2023. The bright spot for the industry remains within media companies that have diversified revenue streams and audiences. Management believes the Company has positioned itself well with revenue and audiences across social, newsletters, site, podcast network, print, and events.